EXHIBIT 5

Consent of Independent Registered Public Accounting Firm

Board of Directors
Meridian Gold Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-11337) of Meridian Gold Inc. of our report dated January 28, 2005, relating to the consolidated balance sheets of Meridian Gold Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, returned earnings and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the 2004 annual report to shareholders of Meridian Gold Inc. included in the annual report on Form 40-F of Meridian Gold Inc. for the year ended December 31, 2004, and further consent to the use of such report in such annual report on Form 40-F.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
January 28, 2005